

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Kenneth D. Tuchman
Chief Executive Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

>   **Re: TeleTech Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **File No. 001-11919**

Dear Mr. Tuchman:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

(3) Deconsolidation of a Subsidiary, page F-14

1. We note your statement that, "On September 9, 2010, Newgen settled a legal claim for $3.6 million that was paid for by the Company on behalf of Newgen. As a result of the legal settlement, the Company recognized a $5.9 million gain in Other income (expense), net and a $2.3 million expense in Provision for Income taxes for the year 2010." Based on the disclosure provided in your note, it is not clear to us how you determined the gain for the Newgen legal settlement. Please clarify.

Definitive Proxy Statement Incorporated by Reference

Summary Compensation Table, page 33

2. We note discussion on page 29 that 2010 Management Incentive Plan, or "MIP," awards to certain named executive officers were based upon meeting 2009 quarterly and annual revenue and operating margin objectives. For instance, we note MIP bonus awards of $150,000 and $195,000 to Mr. Troka and Ms. Kline, respectively, for meeting certain 2009 performance objectives. In addition, we note you disclose these awards for Mr. Troka and Ms. Kline's fiscal year 2010 compensation figures under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. However, if the relevant performance measure is satisfied during the fiscal year, the earnings or awards are reportable for that fiscal year, even if not payable until a later date. Refer to Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K. Confirm that in future filings your Summary Compensation Table will reflect earnings or awards in the fiscal year when the performance measure is achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Denise Olson